UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

UBS AG

(Name of Subject Company (Issuer))

UBS GROUP AG

(Name of Filing Persons (Offerors))

Registered shares, par value CHF 0.10 per share

(Title of Class of Securities)

H89231338

(CUSIP Number of Class of Securities)

David Kelly

UBS AG

677 Washington Boulevard

Stamford, CT 06901

Telephone: +1 (203) 719-3000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

David Rockwell, Esq. Sullivan & Cromwell LLP 1 New Fetter Lane London EC4A 1AN United Kingdom Tel. No.: 011-44-20-7959- 8900	Prof. Dr. Rolf Watter Bär & Karrer AG Brandschenkestrasse 90 CH-8027 Zurich Switzerland Tel. No.: +41-58-261-50- 00

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$17,331,000,000.00	$2,013,862.20

*

Estimated for purposes of calculating the registration fee only. This amount is based on the product of (i) 1,060,000,000 ordinary shares (“UBS Shares”) of UBS AG (“UBS”) estimated to be acquired by UBS Group AG (“UBS Group”) upon the consummation of the U.S. offer if UBS Shares are exchanged for all UBS Group registered shares (“UBS Group Shares”) offered in the U.S. offer and (ii) the average of the high and low prices of the UBS Shares reported on the New York Stock Exchange on October 9, 2014.

**	The filing fee was calculated in accordance with Rule 0-11 under the Exchange Act by multiplying the transaction valuation by 0.0001162.

☑

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid	$2,388,557.36	Form or Registration No.:	333-199011
Filing Party:	UBS Group	Date Filed:	September 29, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	Third-party offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☑	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

This Tender Offer Statement filed on Schedule TO (this “Schedule TO”) is being filed by UBS Group AG, a Swiss Aktiengesellschaft/société anonyme (“UBS Group”). This Schedule TO relates to the offer by UBS Group to acquire any and all issued ordinary shares (“UBS Shares”) of UBS AG, a Swiss Aktiengesellschaft/société anonyme (“UBS”) in exchange for registered shares of UBS Group (“UBS Group Shares”) (the “Exchange Offer”). The Exchange Offer is comprised of the U.S. offer and the Swiss offer. The U.S. offer comprises an offer made pursuant to the offer to exchange/prospectus, dated October 14, 2014 (the “Offer to Exchange/Prospectus”), and the related declarations of acceptance and letters of transmittal to all holders of UBS Shares located in the United States. The Swiss offer comprises an offer to exchange one UBS Share for one UBS Group share made pursuant to separate offer documentation available to all holders of UBS Shares, wherever located, in accordance with local laws, regulations and restrictions. Unless otherwise defined herein, capitalized terms used in this Schedule TO shall have the meaning given to them in the Offer to Exchange/Prospectus.

The Offer to Exchange/Prospectus and the related declarations of acceptance and letters of transmittal form part of UBS Group’s Registration Statement on Form F-4 (Reg. No. 333-199011) filed with the Securities and Exchange Commission (the “Commission”) on September 29, 2014, as amended by Pre-Effective Amendment No. 1, filed with the Commission on October 9, 2014 (the “Registration Statement”). The Registration Statement became effective on October 10, 2014.

The information set forth in the Offer to Exchange/Prospectus and the related declarations of acceptance and letters of transmittal is incorporated by reference in response to Items 1 through 11 of this Schedule TO, except for those items as to which information is specifically provided herein.

Item 7.  Source and Amount of Funds or Other Consideration

UBS Group currently does not have any alternative financing arrangements or plans to those set forth in the Offer to Exchange/Prospectus.

Item 10.  Financial Statements

(a) Not applicable

Item 11.  Additional information

(a) The information required by Item 1011(a)(3) of Regulation M-A is not applicable. Except as set forth in the Offer to Exchange/Prospectus, the Offerors are not aware of any filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency that would be required for the completion of the Exchange Offer and would be material to a security holder’s decision whether to exchange, sell or hold the securities. The information required by Item 1011(a)(5) of Regulation M-A is not applicable.

Item 12.  Exhibits

Exhibit No.	Description
(a)(1)(i)	Offer to Exchange/Prospectus, dated October 14, 2014 (incorporated by reference to the Registration Statement).
(a)(1)(ii)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.1 to the Registration Statement).
(a)(1)(iii)	Letter to Brokers for Tender of UBS Shares (incorporated by reference to Exhibit 99.2 to the Registration Statement).
(a)(1)(iv)	Letter to Clients for Tender of UBS Shares (incorporated by reference to Exhibit 99.3 to the Registration Statement).
(a)(1)(v)	Forms of Acceptance for Tender of UBS Shares (Heimverwahrer) (incorporated by reference to Exhibit 99.4 to the Registration Statement).
(a)(1)(vi)	English translation of Bankschreiben (incorporated by reference to Exhibit 99.5 to the Registration Statement).

Exhibit No.	Description
(a)(1)(vii)	Annahnmeerklärung (U.S. version) (incorporated by reference to Exhibit 99.6 to the Registration Statement).
(a)(1)(viii)	Deponentenschreiben (U.S. version) (incorporated by reference to Exhibit 99.7 to the Registration Statement).
(a)(1)(ix)	Second Quarter 2014 Report (incorporated by reference to the filing made by UBS Group AG on July 29, 2014, pursuant to Rule 425 under the Securities Act of 1933, as amended)
(a)(1)(x)	Second Quarter 2014 Results Presentation (incorporated by reference to the filing made by UBS Group AG on July 29, 2014, pursuant to Rule 425 under the Securities Act of 1933, as amended)
(a)(1)(xi)

Press release—UBS publishes prospectus of its share-for-share exchange offer to establish a group holding company, UBS Group AG (incorporated by reference to the filing made by UBS Group AG on September 29, 2014, pursuant to Rule 425 under the Securities Act of 1933, as amended)

(a)(1)(xii)

Slide presentation—Bank of America Merrill Lynch Banking & Insurance Conference (incorporated by reference to the filing made by UBS Group AG on September 30, 2014, pursuant to Rule 425 under the Securities Act of 1933, as amended)

(a)(1)(xiii)

Slide presentation to participants in compensation plans for US, Puerto Rico, and Virgin Island employees (incorporated by reference to the filing made by UBS Group AG on October 1, 2014, pursuant to Rule 425 under the Securities Act of 1933, as amended)

(a)(1)(xiv)

Email to all branch employees re: UBS exchange offer to establish new group holding company, UBS Group AG (incorporated by reference to the filing made by UBS Group AG on October 1, 2014, pursuant to Rule 425 under the Securities Act of 1933, as amended)

(a)(1)(xv)

Factsheet—UBS launches exchange offer to establish a new group holding company (incorporated by reference to the filing made by UBS Group AG on October 1, 2014, pursuant to Rule 425 under the Securities Act of 1933, as amended)

(a)(1)(xvi)

Slide presentation for participants in deferred compensation plans (incorporated by reference to the filing made by UBS Group AG on October 1, 2014, pursuant to Rule 425 under the Securities Act of 1933, as amended)

(a)(1)(xvii)

Talking points—UBS launches exchange offer to establish a new group holding company (incorporated by reference to the filing made by UBS Group AG on October 1, 2014, pursuant to Rule 425 under the Securities Act of 1933, as amended)

(a)(1)(xviii)

Email re: Important Information for 401(k) Plan Participants Regarding the UBS Exchange Offer and Blackout Period for the UBS Stock Fund (incorporated by reference to the filing made by UBS Group AG on October 8, 2014, pursuant to Rule 425 under the Securities Act of 1933, as amended)

(a)(1)(xix)

Notice to participants in the UBS Savings and Investment Plan, UBS Financial Services Inc. 401(k) Plus Plan and UBS Financial Services Incorporated of Puerto Rico Savings Plus Plan (incorporated by reference to the filing made by UBS Group AG on October 8, 2014, pursuant to Rule 425 under the Securities Act of 1933, as amended)

(a)(1)(xx)

Notice concerning rights under the UBS Savings and Investment Plan, UBS Financial Services Inc. 401(k) Plus Plan and/or UBS Financial Services Incorporated of Puerto Rico Savings Plus Plan (Blackout notice) (incorporated by reference to the filing made by UBS Group AG on October 8, 2014, pursuant to Rule 425 under the Securities Act of 1933, as amended)

(a)(2)	None.
(a)(3)	None.
(a)(4)	Offer to Exchange/Prospectus, dated October 14, 2014 (incorporated by reference to the Registration Statement).
(a)(5)(i)	Swiss Offer Prospectus (incorporated by reference to the filing made by UBS Group AG on September 29, 2014, pursuant to Rule 425 under the Securities Act of 1933, as amended).
(a)(5)(ii)	CBI Prospectus (incorporated by reference to the filing made by UBS Group AG on September 30, 2014, pursuant to Rule 425 under the Securities Act of 1933, as amended).
(a)(5)(iii)	Form F-N (Film No. 141128499) filed by UBS Group AG on September 30, 2014

Exhibit No.	Description
(b)	None.
(d)	None.
(g)	None.
(h)(1)	Opinion of Bär and Karrer with respect to material Swiss tax consequences of the transaction (incorporated by reference to Exhibit 8.1 to the Registration Statement).
(h)(2)	Opinion of Sullivan & Cromwell LLP with respect to material U.S. tax consequences of the transaction (incorporated by reference to Exhibit 8.2 to the Registration Statement).

Item 13.  Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

UBS Group AG

By:	/s/ David Kelly
Name: David Kelly
Title: Managing Director
Date: October 14, 2014

By:	/s/ Sarah Starkweather
Name: Sarah Starkweather
Title: Executive Director
Date: October 14, 2014